Exhibit 4(b)(xv)

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY (VALIC)

HOUSTON, TEXAS

Premium Enhancement Credit Endorsement on First-Year Contributions

This Endorsement is made a part of the group or individual annuity contract or group annuity certificate to which it is attached (the "Contract"). This Endorsement supersedes any inconsistent provisions of the Contract or any endorsement issued prior to or concurrent with this Endorsement. Capitalized terms are defined below or have the same meaning given to them in the Contract. This Endorsement amends the Contract as follows:

The Company will add a Premium Enhancement Credit to your Accumulation Value on the day we receive a First-Year Contribution, subject to the Eligibility Period and the following conditions:

  The Premium Enhancement Credit is the amount the Company will add to your Contract. It equals [four percent (4%)] of the First-Year Contribution.

  A First-Year Contribution is a periodic Purchase Payment made to the Contract under a salary reduction arrangement for a period of one year from the date of the initial First-Year Contribution made on or after the effective date of this Endorsement. A First-Year Contribution does not include: (i) transfers from another contract or account described under Code sections 403(b) and 457 or from another qualifying plan or IRA, either as a direct or indirect rollover, or any other qualifying direct transfer, (ii) elective or non-elective employer contributions made to the contract.

  The Eligibility Period is the period of time during which we must receive an initial First-Year Contribution. It runs from [August 1, 2007] to [December 31, 2007]. This Eligibility Period may be extended or a subsequent new Eligibility Period may be declared,by the Company with written notice.

  We will allocate the Premium Enhancement Credit among the Fixed and Variable Investment Options in the same manner as the corresponding First-Year Contribution.

  The Premium Enhancement Credit and any gains or losses attributable to such amounts will be treated as earnings for all purposes under the Contract. The Premium Enhancement Credit will therefore be immediately available for withdrawal, annuitization or payment of a death benefit. The Company reserves the right not to credit any Premium Enhancement Credit until the end of the Contract's Free Look Period.

  Except as otherwise provided in the Endorsement, the Premium Enhancement Credit will be subject to all of the rights and limitations that would otherwise apply under the Contract to earnings, gains, or other credits under the Contract.

All other terms and conditions of the Contract (as modified by any other endorsement issued therewith) remain unchanged. The effective date of this Endorsement is [ ].

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

/s/ KATHERINE STONER

Secretary

PDPF-407